# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Calamos Aksia Hedged Strategies Fund, CIK 0002063706
CUSIP: 12811G306
Title of class of securities: Class I Shares
Address of issuer's principal executive offices: 2020 Calamos Ct, Naperville, Illinois (IL), 60563
Date of event which requires filing of this statement: 06/29/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001536407

## Reporting persons
- Calamos Investments LLC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Calamos Aksia Hedged Strategies Fund
Address of issuer's principal executive offices: 2020 Calamos Ct, Naperville, IL, 60563

## Item 2. Person Filing
Name of person filing: Calamos Investments LLC
Address of principal business office or, if none, residence:
c/o Calamos Advisors LLC
2020 Calamos Ct
Naperville, IL 60563
Citizenship: DE

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: None.
Percent of class: 0.0%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Calamos Investments LLC: /s/ John P. Calamos, Sr., Global Chief Investment Officer (07/07/2026)
Comment: As of June 29, 2026, Calamos Investments LLC disposed of all issuer Class I Common Stock pursuant to a reorganization of funds under common control.

John P. Calamos, Sr., Calamos Advisors LLC, and Calamos Family Partners, Inc. are contemporaneously filing a separate Schedule 13D with respect to their continued ownership of Issuer securities.